SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Tax Payer (CNPJ) # 02.808.708/0001-07
NIRE 35.300.157.770

Publicly-Held Company

Minutes of the Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on October 6, 2004 and drawn up as a summary:

1. Date, time and venue: On October 6, 2004, at 10:00 am, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part of), rooms 41 and 42, Itaim Bibi.

2. Call: The Call Notice was published in “Diário Oficial do Estado de São Paulo” (Official Press), on September 18, 21 and 22, 2004, on pages 2, 15 and 5, respectively, and in “Gazeta Mercantil” – National Edition, on September 20, 21 and 22, 2004, on pages A-4, A-12 and A-9, respectively.

3. Attendance: Shareholders representing 89.1557% of the Company’s voting capital and shareholders representing 45.4452% of the Company’s preferred shares, as evidenced by signatures in the “Shareholders’ Attendance Book”. The Co-Chairman of the Board of Directors, Mr. Victório Carlos de Marchi, and the member of the Fiscal Council, Mr. José Fiorita, according to provisions stated in the Law, also attended the meeting.

4. Board: Chairman, Mr. Victório Carlos De Marchi, and Secretary, Mr. Paulo Cesar Carvalho Garcia.

5. Deliberations: Shareholders representing 88.8429% of the Company’s voting capital who attended the Meeting approved the following deliberations against the votes recorded after each specific deliberation:

5.1. To authorize that the minutes regarding this Extraordinary Shareholders’ Meeting are drawn up as a summary, as well as its publication without the signatures of attending shareholders, in accordance with provisions of Article 130 and its paragraphs of Law 6,404/76.

5.2. To cancel, with no changes in the total capital, 800,000,000 (eight hundred million) preferred shares issued by the Company currently held as treasury shares, as approved by the votes of the attending voting shareholders, against the votes of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and José Pires de Almeida, which represent 0.3128% of the voting capital. The number of shares to be cancelled was defined considering the potential use of part of the preferred shares currently held as treasury shares, in observance of previous approval of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), to potentially execute the agreed operation to acquire the control of Quilmes Industrial (Quinsa) Société Anonyme, as previously announced to the market. In view of this deliberation, the main section of article 5 of the Company’s By-Laws will hereafter be written as follows:

“ Article 5 – The Capital Stock is of R$4,742,803,034.47 divided into 56,277,741,805 shares, being 32,719,496,531 preferred shares and 23,558,245,274 common shares, without par value.”

6. Approval and Closing: There being nothing further to be discussed, the present minutes have been drawn up and, they were read, approved and signed by the members of the Board and by shareholders representing the required majority for approval of the deliberations made in this Meeting.

Signatures: Board: Victório Carlos De Marchi, Chairman; and Paulo Cesar Carvalho Garcia, Secretary. Shareholders: Interbrew International B.V., represented by Ivana Martins; Braco Investimentos S/A, represented by Ivana Martins; Empresa de Administração e Participações S.A. – ECAP, represented by Ivana Martins; Fundação Antônio e Helena Zerrenner INB, represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Instituto AmBev de Previdência Privada, represented by Paulo Cesar Carvalho Garcia; Joséde Maio Pereira da Silva; José Heitor Attílio Gracioso; José Fiorita; Victório Carlos De Marchi; Roberto Herbster Gusmão; José Pires de Almeida; The Bank of New York - ADR Department, represented by Adelmo Ferreira de Lima Filho; The California State Teachers Retirement System, represented by Daniel Alves Ferreira; The Master Trust Bank Of Japan, represented by Daniel Alves Ferreira; Fundação Banco Central de Previdência Privada – CENTRUS, represented by Suzana Ferreira Lopes de Oliveira; Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI, represented by Marcos Paulo Félix da Silva.

This is a free translation of the original minutes drawn up in Portuguese.

Paulo Cesar Carvalho Garcia
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.